06006574

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 30 2006 SEC PROCESSING SECTION WASH. DC 203

SEC FILE NUMBER
8- 48201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-05 AND ENDING 3-31-06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHLAKE CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 SLEEPY HOLLOW TR
(No. and Street)

SOUTHLAKE TX 76092
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD SANDOW 817-329-5950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLOMON STEIN, CPA
(Name – *if individual, state last, first, middle name*)

6757 ARAPAHO, STE 711, DALLAS, TX 75248-4005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 7/7/06

OATH OR AFFIRMATION

I, RICHARD L. SANDOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHLAKE CAPITAL, LLC, as of MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA JOHNSON NOTARY PUBLIC STATE OF TEXAS EXPIRES

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHLAKE CAPITAL, LLC.

FINANCIAL STATEMENTS

AND

ADDITIONAL INFORMATION

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

YEAR ENDED MARCH 31, 2006

CONTENTS

SOLOMON STEIN, CPA
6308 Misty Trail
Dallas, Texas 75248

INDEPENDENT AUDITOR'S REPORT

Richard L. Sandow
President
SOUTHLAKE CAPITAL, LLC.
1360 Woodbrook Lane
Southlake, Texas 76092

I have audited the accompanying statement of financial condition of Southlake Capital, LLC., (the Company) as of March 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southlake Capital, LLC., as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the contents page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
May 26, 2006

Solomon Stein, CPA

Solomon Stein, CPA

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

ASSETS

Cash, unrestricted	$ 32,045
Deposits with Clearing Agent	47,074
Investments	182,056
Furniture and Fixtures - 5,700, less Accumulated Depreciation of $ 3,000	2,700
Corporate Goodwill - 16,169, less Accumulated Amortization of $ 16,169	0
Other Assets	6,866
	$ 270,741

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to Brokers / Dealers	$ 116,463
Shareholders' equity:	
Common stock, $ 0.25 par value	
Authorized - 4,000 shares	
Issued - 4,000 shares	$ 1,000
Capital in Excess of Par Value	31,562
Retained earnings	21,112
Net Income	100,604
	154,278
	$270,741

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF INCOME

Year ended March 31, 2006

Revenues:	
Commissions	$ 29,084
Net Securities Trading Gains / Losses	12,511
Investments Gains / Losses	0
Sale of Investment Company Shares	5,471
Other Income	247,954

	295,020
Costs and expenses:	
Salaries and Employment	$ 9,898
Commissions Paid	11,546
Interest Expenses	13,103
Regulatory Fees	6,768
Amortization / Depreciation	2,116
Other Operating Expenses	150,985

	194,416

Net Income	$ 100,604
	==========

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

March 31, 2006

	Common Shares	Stock Par Value	Capital in Excess of Par Value	Retained Earnings
Balance at 04/01/05	4,000	$ 1,000	$31,562	$157,190
Owner's Contribution	-	-	-	(136,078)
Net Income	-	-	-	100,604
Balance at 03/31/06	4,000	$ 1,000	$31,562	121,716

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CASH FLOWS - INDIRECT METHOD

Year ended March 31, 2006

Cash Flows from Operating Activities:	
Net Income	$ 100,604
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Amortization	1,616
Depreciation	500
Total Adjustments	2,116
Net Cash Provided by Operating Activities	102,720
Cash Flows from Investing Activities:	
Purchase of Securities	(14,861)
Sale of Assets	2,934
Net Cash Provided by Investing Activities	(11,927)
Cash Flows from Financing Activities:	
Increase in Current Accounts Payable	18,378
Return to owner	(136,078)
Net Cash Provided by Financing Activities	(117,700)
Net Increase (Decrease) in Cash	(26,907)
Cash at Beginning of Year	58,952
Cash at End of Year	$ 32,045
Supplemental Cash Flow Information:	
Income Taxes Paid	$ -
Interest Paid	$ 13,103

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS

OF GENERAL CREDITORS

March 31, 2006

Balance at April 1, 2005	$ 0
Additions	0
Reductions	0
Balance at March 31, 2006	$ 0

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

1. Summary of significant accounting policies

This summary of significant accounting policies of SOUTHLAKE CAPITAL, LLC., (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and will be applied on a basis consistent with that of the preceding year.

History and business activity

The Company was organized on November 15, 1995; and began operations later that month. The Company is a full service broker/dealer and has been authorized to initiate transactions for customers on any of the national or local securities exchanges for the following products: stocks, corporate bonds, municipal bonds, government bonds, mutual funds, and options. The Company also trades securities for its own account.

Depreciation and amortization

Depreciation of property and equipment is provided on the straight-line method over estimated useful lives of five years.

Organization costs and Corporate Goodwill will be amortized over the next 10 years utilizing the straight-line method.

Method of accounting

The Company records all commission income and expenses on the settlement date basis, which is generally the fifth business day following the transaction date.

2. Commitments and contingencies

The Company had no long term commitments or contingencies as of March 31, 2006.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital, net capital requirements and net capital ratio are summarized as follows:

Net capital	$ 126,088
Aggregate indebtedness	$ 116,463
Net capital requirements	$ 100,000
Net capital ratio	0.92 to 1

ADDITIONAL INFORMATION

SOUTHLAKE CAPITAL, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

March 31, 2006

Net capital:	
Total shareholders' equity	$ 154,278
Deduct Non-Allowable Assets:	
Corporate Goodwill (net of accumulated Amortization),	
Furniture and Fixtures (net of accumulated Depreciation), and Other Assets	(9,566)
Net capital before haircuts on securities positions	144,712
Haircuts on securities positions - corporate stocks and warrants	(18,624)
Net capital	$126,088
Aggregate indebtedness	116,463
Other liabilities	0
Total liabilities	116,463
Computation of basic net capital requirements:	
Greater of 6-2/3% of Aggregate indebtedness	$ 7,756
or	
Minimum dollar net capital	$100,000
Minimum net capital required	$100,000
Ratio:	
Aggregate indebtedness to net capital	0.92 to 1

SOUTHLAKE CAPITAL, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

March 31, 2006

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of March 31, 2006)

Net capital as reported in Company's Part II FOCUS report	$126,088
Adjustments:	0
Net capital per above	$126,088

SOUTHLAKE CAPITAL, LLC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

UNDER EXHIBIT A OF RULE 15c3-3

March 31, 2006

The Company is a fully-disclosed broker-dealer and does not carry customers' accounts; therefore, Rule 15c3-3 does not apply and the related schedules are omitted.

SOUTHLAKE CAPITAL, LLC.

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 WITH CORRESPONDING UNAUDITED MOST RECENT PART IIA OF FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT (FOCUS)

March 31, 2006

The Company is a fully-disclosed broker-dealer and does not carry customers' accounts; therefore, Rule 15c3-3 does not apply and the related schedules are omitted.

SOUTHLAKE CAPITAL, LLC.

INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS

UNDER RULE 15c3-3

March 31, 2006

The Company is exempt from Rule 15c3-3 under provision (K)(2)(B), in that all customer transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL

ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

Richard L. Sandow
President
SOUTHLAKE CAPITAL, LLC.
1360 Woodbrook Lane
Southlake, Texas 76092

I have examined the financial statements of SOUTHLAKE CAPITAL, LLC., (the Company), as of March 31, 2006, and have issued my report thereon dated May 26, 2006. As part of my examination, I have reviewed and tested the Company's system of internal accounting controls to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). My review did not encompass the procedures for safeguarding securities, or the practices and procedures employed quarterly in counting or accounting for securities and resolving securities differences in complying with the requirement for the prompt payment for securities as required by Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3, and in maintaining a reserve bank account as required by Rule 15c3-3 of the Securities and Exchange Commission, since the Company is a fully disclosed broker-dealer and does not carry customer accounts.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The Company has decided to implement an Anti-Money Laundering (AML) Program, and consequently has approved an AML policy and designated its President, Richard Sandow, to be its Anti-Money Laundering Program Compliance Officer, with full responsibility for the implementation of the Company AML program. The AML policy requires the company to verify all customer provided information, prohibits cash deposits, and creation of foreign accounts. A random sample of customer deposits did not find any that included cash. All customer accounts are maintained at Southwest Securities, Inc., and no other accounts have been created.

In my opinion, the system of internal accounting controls of SOUTHLAKE CAPITAL, LLC., in effect at March 31, 2006, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

My study and evaluation of the system of internal controls did not reveal any material weaknesses or inadequacies requiring telegraphic notice within twenty-four hours as prescribed by Rule 17a-11. The existing compensating controls would, in my opinion, prevent or detect any material irregularities arising in a normal course of business in a timely fashion. The duties of posting General Ledger and other journal transactions are not segregated from bank statement reconciliation, custody over cash or securities, and similar functions, since the Company has only a single employee/owner. The Company President and only officer, prepares and reconciles all transactions on a daily basis. The in-house micro-computer based accounting system is adequate to accommodate the current volume of transactions and preparation of the monthly financial statements.

This report is intended solely for the use of management, the National Association of Securities Dealers and the Securities and Exchange Commission and should not be used for any other purpose.

Dallas, Texas

May 26, 2006

FOCUS REPORT - PART IIA
Firm and Filing Information

This report is being filed pursuant to (check one):

1 Rule 17a-5(a) X
2 Rule 17a-5(b)
3 Rule 17a-11
4 Special request by designated examining authority
5 Fifth Focus

Period Beginning: 04/01/2005
Period Ending: 03/31/2006

Have you been a member for fewer than 12 months? Y/(N) N

Broker-Dealer Name: SOUTHLAKE CAPITAL LLC
Firm I.D.: 038373
District I.D.: 06

Contact Name: Richard Sandow, President
Contact Phone: 817-329-5950 Ext.

Consolidated:
Unconsolidated: X

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s): Phone Number:

Does respondent carry its own customer accounts? Yes
No X

Check here if respondent is filing an audited report X

Is net capital requirement calculated using
(B)asic or (A)lternative method? B

FOCUS REPORT - PART IIA
Assets

As of 03/31/2006

Firm Name: SOUTHLAKE CAPITAL LLC

Firm ID: 038373

		Allowable	Nonallowable	Total
1	Cash	32,045		32,045
2	Receivable from Brokers & Dealers:			
A	Clearance Account	47,074		
B	Other			47,074
3	Rec fr non-customers			
4	Securities & spot commodities owned at market value:			
A	Exempted securities	85,817		
B	Debt securities	93,729		
C	Options			
D	Other securities	2,510		182,056
E	Spot commodities			
5	Securities owned not readily marketable			
A	At cost			
B	At estimated fair value			
6	Sec borrowed under subordination agreements & partners indiv & cap sec accts at market			
A	Exempted securities			
B	Other			
7	Secured demand notes - mkt val of collateral			
A	Exempted securities			
B	Other			
8	Memberships in Exch:			
A	Owned at mkt value			
B	Owned at cost			
C	Contributed for use of company at mkt value			
9	Inv in & rec fr affils, subs & assoc ptnrships			

FOCUS REPORT - PART IIA
Assets

As of 03/31/2006

Firm Name: SOUTHLAKE CAPITAL LLC

Firm ID: 038373

10	Property, furn, equip, leasehold improvmts & rights under lease agreemts, at cost (net of acc dep and amort)		2,700	2,700
11	Other Assets		6,866	6,866
12	Total Assets	261,175	9,566	270,741

************************ End of Assets Section ************************

FOCUS REPORT - PART IIA
Liabilities

As of 03/31/2006

Firm Name: SOUTHLAKE CAPITAL LLC

Firm ID: 038373

		A.I.	Non-A.I.	Total
13	Bank loans payable			
14	Payable to brokers/dealers			
A	Clearance Account	116,463		116,463
B	Other			
15	Payable to non-customers			
16	Sec sold not yet purchased at market value			
17	Accounts pay, accrued liabilities, expenses & other			
18	Notes & mortgages payable			
A	Unsecured			
B	Secured			
19	Liabilities subordinated to the claims of gen creditors			
A	Cash borrowings			
1	Fr outsiders			
2	Incl equity sub			
B	Securities borrowed at market			
	From outsiders:			
C	SDN Coll Agreements			
1	Fr outsiders			
2	Incl equity sub			
D	Exch memberships contrib for use of co. at mkt			
E	Accts & other borrowings not qual for net cap			
20	Total Liabilities	116,463	0	116,463

********************* End of Liabilities Section *********************

FOCUS REPORT - PART IIA
Ownership Equity

As of 03/31/2006

Firm Name: SOUTHLAKE CAPITAL LLC   Firm ID: 038373

21	Sole Proprietorship	
22	Partnership & limited partners	
23	Corporation	
A	Preferred Stock	
B	Common Stock	1,000
C	Additional paid-in capital	31,562
D	Retained earnings	121,716
E	Total	154,278
F	Less treasury stock	
24	Total ownership equity	154,278
25	Total liabilities and ownership equity	270,741

******************** End of Ownership Equity Section ******************

From 04/01/2005 FOCUS REPORT - PART IIA
To 03/31/2006 Income Statement
Firm Name: SOUTHLAKE CAPITAL LLC Firm ID: 038373

REVENUE

	Number of months included in this statement	12
	REVENUE	
1	Commissions:	
A	On listed equity sec executed on an exchange	2,879
B	On listed option transactions	6,249
C	On all other securities	19,956
D	Total securities commissions	29,084
2	Gains or losses on firm trading accts:	
a	Fr mkt making in options on Natl Sec Exch	
b	From all other trading	12,511
c	Total gains and losses	12,511
3	Gains or losses on firm investment accts	0
4	Profit or Loss from underwriting or selling groups	
5	Revenue from sale of investment company shares	5,471
6	Commodities revenue	
7	Fees for acct supervision, investment advisory & admin services	
8	Other revenue	247,954
9	Total revenue	295,020
	EXPENSES	
10	Salaries & other employment costs for general partners & voting stockholder officers	609
11	Other employee compensation & benefits	9,289
12	Commissions paid to other broker-dealers	11,546
13	Interest expense	13,103
a	Includes interest on accts subject to subordination agreement	

From 04/01/2005 FOCUS REPORT - PART IIA
To 03/31/2006 Income Statement
Firm Name: SOUTHLAKE CAPITAL LLC Firm ID: 038373

EXPENSES

14	Regulatory fees & expenses	6,768
15	Other expenses	153,101
16	Total expenses	194,416

NET INCOME

17	Income(loss) before Federal Taxes	100,604
18	Provision for Fed Inc Taxes(parent only)	
19	Equity in earnings(losses) of unconsolidated subs	
a	After Federal income taxes of	
20	Extraordinary gains(losses)	
a	After Federal income taxes of	
21	Cum effect of changes in accounting principles	
22	Net income/loss after Federal income taxes & extraordinary items	100,604

MONTHLY INCOME

23	Income from last month this FOCUS covers	19,818

***** End of Income Statement Section

FOCUS REPORT - PART IIA
Exemptions Under SEC Rule 15c3-3

As of 03/31/2006

Firm Name: SOUTHLAKE CAPITAL LLC

Firm ID: 038373

EXEMPTIVE PROVISIONS:

---

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "x":

A (k)(1) - $2,500 capital category as per Rule 15c3-1

B (k)(2)(i) - "Special Account for Exclusive Benefit of Customers" maintained X

C (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC #s	Name	Product Code
8-45123	SOUTHWEST SECURITIES, INC.	All
8-		
8-		
8-		
8-		

Product Codes: A=All, O=Options, M=Municipals, G=General Securities, X=other

D (k)(3) - Exempted by order of the Commission

**** End of Exemptions Under SEC Rule 15c3-3

FOCUS REPORT - PART IIA
Computation Of Net Capital

As of 03/31/2006

Firm Name: SOUTHLAKE CAPITAL LLC

Firm ID: 038373

	Description		Amount
1	Total ownership equity (o/e)		154,278
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		154,278
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
5	Total cap & allowable sub liabilities		154,278
6	Deductions &/or charges		
A	Total non-allowable assets	9,566	
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deductions &/or charges		-9,566
7	Other additions &/or allowable credits		
8	Net capital before haircuts		144,712
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
1	Exempted securities	2,293	
2	Debt securities	7,498	
3	Options		
4	Other securities	684	
D	Undue concentration	8,149	
E	Other		
			-18,624
10	Net Capital		126,088

***** End of Net Capital Computation Section

FOCUS REPORT - PART IIA As of 03/31/2006

Computation Of Basic Net Capital Requirement

Firm Name: SOUTHLAKE CAPITAL LLC Firm ID: 038373

	Description	Amount
11	Minimum net capital required: (6-2/3% of line 19)	7,756
12	Minimum Dollar Requirement	100,000
13	Net Cap reqmt (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less 13)	26,088
15	Exc net cap @ 1000% (net cap - 10% of AI)	114,442
	Computation of Aggregate Indebtedness (AI)	
16	Total AI liabilities from Balance Sheet	116,463
17	Add:	
A	Drafts for immediate credit	
B	Market value of sec borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
19	Total Aggregate Indebtedness	116,463
20	Ratio of AI/NC	0.92
21	Percentage of debt to net equity (line 19/line 10)	92

** End of Basic Net Capital Requirement Computation

FOCUS REPORT - PART IIA As of 03/31/2006

Computation Of Alternate Net Capital Requirement

Firm Name: SOUTHLAKE CAPITAL LLC Firm ID: 038373

22	2% of Agg Debit Items fr Reserve Formula	
23	Min dollar NC req of B/D & subsidiaries	

24	Net cap reqmt (greater of line 22 or 23)	

25	Excess NC (net cap - required net cap)	
26	NC in excess of 5% Agg Dr It or $120,000	

**** End of Alternate Net Capital Req't Computation

FOCUS REPORT - PART IIA

As of 03/31/2006 Scheduled Capital Withdrawls / Maturing Subordinations

Withdrwl /Accrual Code	Name of Lender or Contributor	In or Out	Amount to be Withdrawn	Withdrwl/ Maturity Date	Expect to Renew?

			===============		

1=Equity Cap 2=Subord Liabs 3=Accruals 4=15c3-1(c)(2)(iv) Liabs

*** End of Scheduled Cap. Withdrawals/Maturing Subord

FOCUS REPORT - PART IIA

Statement of Changes in Ownership Equity / Subordinated Liabilities

Firm Name: SOUTHLAKE CAPITAL LLC Firm ID: 038373

From 04/01/2005

To 03/31/2006

Statement of Changes in Ownership Equity

1	Balance, beginning of period	189,752
A	Net income (loss)	100,604
B	Additions, incl non-conforming capital of	
C	Deductions, incl non-conforming capital of	(136,078)
2	Balance, end of period	154,278

Statement of Changes in Subordinated Liabilities

3	Balance, beginning of period	0
A	Increases	
B	Decreases	
4	Balance, end of period	0

** End of Statement of Changes Section